Christen Lambert

Attorney at Law

2920 Forestville Rd, Ste 100, PMB 1155 • Raleigh, North Carolina 27616

Phone: 919-473-9130

Email: christen@christenlambertlaw.com

February 10, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, DC 20549

Re: VECTOR 21 HOLDINGS, INC.

Registration Statement on Form 10-12G

Filed December 15, 2022

File No. 000-56418

This letter is submitted by legal counsel to Vector 21 Holdings, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated January 11, 2023 relating to the Registration Statement on Form 10-12G submitted to the Commission on December 15, 2022 (the “Registration Statement”). The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company is also filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. Amendment No. 1 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes.

Registration Statement on Form 10-12G filed December 15, 2022

Disposal of MBF Ops., page 2

1.	Please update your description of the disposal with the amount and type of outstanding liabilities of MBF Ops. Inc. at the time of divestiture and the value of the 50,000 shares of your common stock issued to MBF Ops, Inc. Please also clearly disclose whether there are any potential risks to the company associated with this disposition of the debt through the sale of MBF Ops. and whether the debt holders could potentially bring claims against the company, notwithstanding the disposition of the assets through the sale of MBF Ops.

ANSWER: We have disclosed on page 2 and added additional text to address your comment on page 2.

1 of 7

Item 1A. Risk Factors, page 8

2.	Please revise the risk factors relating to Rule 144 on pages 15 and 16 to clearly reflect that you are currently a shell company and thus Rule 144 is not currently available for resales. We note your page 16 risk factor, "The Rule 144 Resale Exemption is Not Available for Our Company." However, this risk factor appears to include disclosure addressing whether the issuance of securities in the reorganization and disposal of MBF Ops. was exempt from registration. Please revise or advise as appropriate.

ANSWER: We have added text and edited in response to this comment at page 16.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Year Ended June 30, 2022 Compared to June 30, 2021, page 21

3.	We note your reference to the “period from March 5, 2021 (Inception) to June 30, 2021” in the discussions of operating results and cash flows on pages 21-23. Please revise to discuss results for the full year. Also revise the table on page 23 to reflect the periods and amounts reported in the Statement of Cash Flows on page F-20.

ANSWER: Edits made in response at pages 21 to 23.

4.	Please revise to break out the material components of the $39,794 in general and administrative expenses incurred during the year ended June 30, 2022. In this regard, we note that general and administrative expenses increased by $36,084 from the year ended June 30, 2021 to the year ended June 30, 2022. In addition, we note that general and administrative expenses for the next twelve months according to your intended budget are $6,000. Please also revise, as appropriate, to the extent the increase in general and administrative expenses is a material event or uncertainty and to the extent management believes the increase indicates a trend. Refer to Item 303 of Regulation S-K.

ANSWER: Edits made in response on pages 21-23. We deleted “general and administrative” and specified expenses incurred.

Item 5. Directors and Executive Officers, page 27

5.	Please revise your disclosure on pages 30-34 to disclose whether any of these companies registered any offerings under the Securities Act. In addition, please revise to ensure that all prior involvement of your directors and executive officers with blank check companies during the past five years is disclosed. In this regard, we note that your Form 10-12G filed June 1, 2022 disclosed prior involvement with Canning Street Corp., Fuquan International, Annabidiol, Inc., and TPT Strategic, Inc.

ANSWER: Edits made in response at pages 30-36.

Item 7. Certain Relationships and Related Transactions, page 36

6.	Please revise to include disclosure regarding the convertible promissory note with Legacy Technology Holdings Inc. given the affiliation of the company's officers and directors with Legacy.

ANSWER: Please see edits made at page 38 in response to this comment.

2 of 7

Item 10. Recent Sales of Unregistered Securities, page 38

7.	Please revise to provide the disclosure required by Item 701 of Regulation S-K for the reverse stock split and the forward stock split. We note your disclosure regarding CFR 229.701. However, it is unclear if such disclosure is intended to apply to the reverse stock split as well. In addition, the disclosure does not provide all of the information required by Item 701. Lastly, we note the disclosure added on page 3 that the reverse and forward stock splits were not sales within Section 2(a)(3) of the Securities Act. Please remove such statements or provide the basis for your determination that these transactions are not sales. Consider instead whether the exemption under Section 3(a)(9) relating to the exchange of securities would apply to these sales of securities.

ANSWER: We removed the statements about Section 2(a)3. We would point out that reverse and forward splits have in our experience never been deemed “sales” under Section 2(a)(3) of the Act, as they are the same already issued and outstanding security and no scrip, cash, or other incentive was offered. In this case of the reverse and forward split, there was no solicitation of the shareholders for an investment of any kind. These were not sales, but rather consolidations and subsequent adjustment by expansion. Section 3(a)(9) is also inapplicable as it generally applies to conversions of one security to “other securities” of the Issuer, not the same security. In the present case, this was a consolidation followed by a forward split of the same class of common shares.

We submit the following in support of our position:

It is apparent from the wording of Rule 144 that the Commission deemed a Holding Company Reorganization to be effectively a continuation of corporate ownership, in that it recognized that the holding period begins when the shareholder originally acquired the shares (Rule 144(d)(3)(ix)), as long as certain conditions are met, which management believes have been satisfied.

No exemption from registration is necessary for a continuation of the corporate entity, even if reorganized, so long as there is no offering of new shares to investors and the issued and outstanding shares remain. For instance, Section 2(a)3 obviously contemplates an “offering” of securities involving some consideration as requiring registration absent the establishment of an exemption. In this case, Section 251(g) of the Delaware General Corporation Law makes the reorganization occur as an operation of Delaware state law, if performed under its terms, which this reorganization has done. For a Holding Company Reorganization, no offering to shareholders is made, no solicitation is made, and the exercise does NOT require shareholder approval under Delaware law. It is solely within the Board of Directors powers and business judgment to perform a holding company reorganization under Section 251(g). Therefore, it is the opinion of management that no registration is required under Section 2(a)3. Additionally, there was no merger with a new entity of a different business nature with different shareholders that might have otherwise required an S-4 registration statement.

3 of 7

8.	Please revise to provide the disclosure required by Item 701 of Regulation SK for the issuance of securities in the reorganization and disposal of MBF Ops., as referenced on pages 1-2 and in note one to the financial statements. When viewed together with the disposition, the overall transaction changed the nature of the shareholders’ investment, as it removed the debt of Momentum Biofuels, Inc., the predecessor. It appears that the reorganization and the resulting change in the nature of the shareholders’ investment would constitute a “sale” under Section 2(a)(3) of the Securities Act. For guidance, please see Section 203.02 of our Compliance and Disclosure Interpretations (Securities Act Sections), which is available on our website. Please provide your analysis with specific facts regarding the reorganization. Alternatively, tell us the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state the facts relied upon to make the exemption available.

ANSWER:

We have made added disclosure in relation to the comment as to item 701 of Regulation SK, on page 40.

With regard to your comment that it appears that it constitutes a sale under Section 2(a)(3) as suggested by Section 203.02 of the C&DI, we submit as follows:

The preamble to Compliance and Disclosure Interpretations provides as follows:

“These interpretations reflect the views of the staff of the Division of Corporation Finance. They are not rules, regulations, or statements of the Commission. The Commission has neither approved nor disapproved these interpretations.

These positions do not necessarily discuss all material information necessary to reach the conclusions stated, and they are not binding due to their highly informal nature. Accordingly, these positions are intended as general guidance and should not be relied on as definitive.”

203.02 A holding company reorganization is to be carried out pursuant to Section 251(g) of the Delaware General Corporation Law and would not trigger a shareholder vote or appraisal rights. The purpose of the reorganization is to obtain more favorable tax treatment for an acquisition transaction with a third party, and its consummation is a condition to closing the acquisition. When the reorganization is viewed together with the acquisition, the overall transaction changes the nature of the shareholders’ investment. Thus, such reorganization may involve a “sale” or “offer to sell” for the purposes of Section 2(a)(3) and Rule 145. [ Nov. 26, 2008]

We submit that Section 203.02 of the Compliance and Disclosure Interpretations is inapplicable, for the following reasons.

1)	The facts put forth in the example in Section 203.02 of Compliance and Disclosure Interpretation specifically stated that “the purpose of the reorganization is to obtain more favorable tax treatment for an acquisition transaction with a third party, and its consummation is a condition to closing the acquisition. When the reorganization is viewed together with the acquisition, the overall transaction changes the nature of the shareholders’ investment” [emphasis added]. The theoretical facts propose a simultaneous acquisition of another company. Unlike the C&DI scenario, for Vector 21 Holdings no acquisition was being made at the time of the divestiture and there had been no business for over ten years. The holding company reorganization and disposition of Momentum Biofuels, Inc. did not “change the nature of the shareholders’ investment.” Any original “nature of the … investment” had long before gone away, and the shareholders had nothing but a shell with liabilities and no prospects. The Board had a duty to attempt to obtain some value for shareholders, which is why the holding company reorganization was completed.
4 of 7

2)	Vector 21 Holdings did not dispose of the failed and non-operating business which became divested in its subsidiary until over ten years after it no longer had any business operations, and more specifically, the debts related thereto were barred by the Statute of Limitations.
3)	The divestiture is fully authorized under state law as a function in the discretion of the Board when there are no dispositions of substantial assets and no shareholder action is requested or required by state law.
4)	We note that Section 203.02 says “may involve a sale or offer to sell” and did not specifically determine such under the circumstances presented, which involved – apparently – a simultaneous merger into the reorganization company of another operating company.

Again, the Staff also noted in the preamble to the C&DI: “These positions do not necessarily discuss all material information necessary to reach the conclusions stated, and they are not binding due to their highly informal nature. Accordingly, these positions are intended as general guidance and should not be relied on as definitive.”

Since the facts of the Vector 21 Holdings reorganization are materially different, it is our position that the Section 203.02 (C&DI) example is not applicable to nor binding on the Issuer. In as much as these views of Staff are not “rules, regulations, or statements of the commission” and “are not binding,” then Section 203.02 is not binding on the Issuer, especially since it can be clearly distinguished from the Vector 21 Holdings, Inc. reorganization.

Further, the comment also states: “It appears that the reorganization and the resulting change in the nature of the shareholders’ investment would constitute a “sale” under Section 2(a)(3) of the Securities Act.” The Issuer had an independent research service search this provision to see if there were any cases or administrative decisions that would support that statement, with any facts similar to those of Vector 21 Holdings and its reorganization; the independent research service was unable to find any case or administrative decision which interpreted Section 2(a)(3) in that manner in relation to the facts here for Vector 21 Holdings, Inc. and its Section 251(g) reorganization. Specifically, courts have consistently found in cases of varying facts, that there is no sale when the rights of shareholders are not materially altered (see Watts v. Des Moines Register and Tribune, 525 F. Supp. 1311 (S.D. Iowa 1981), McCloskey v. McCloskey, 450 F. Supp. 991 (E.D. Pa. 1978), and Broad v. Rockwell International Corporation, 614 F.2d 418 (5th Cir. 1980), cert. denied, 454 U.S. 965 (1981)). Vector 21 Holdings, Inc. reorganized pursuant to Section 251(g) of DGCL which requires that there be no changes to shareholder rights when undertaking the reorganization in that the bylaws and articles of incorporation of the two entities must be identical (except for certain necessary functional changes). In summary, there was no change in the nature of the shareholders’ investment as a result of the reorganization.

As Campbell outlines in Rule 145: Mergers, Acquisitions and Recapitalizations Under the Securities Act of 1933, “The Commission’s position that a change to or from a holding company configuration necessarily involves a sale of a security is unsound. If, therefore, an issuer uses a merger transaction to interpose a holding company between the operating company and its shareholders, exchanging share for share with no change in shareholders’ rights, management, capitalization or assets, then voting on that exchange involves the shareholders in no material investment decision and thus the transaction should not be deemed a sale. On the other hand, if the transaction, in addition to changing the issuer into a holding company configuration, changes shareholders’ voting or dividend rights or adds significant new assets to the corporation, then the transaction should be considered a sale, since shareholders, when voting on such a transaction, need disclosure [which is NOT the case here]. The point is, however, that the change in structure, as an isolated factor, generally is too immaterial to justify characterization of the transaction as a sale. The transaction should be considered a sale only if

5 of 7

the structural change materially affects shareholders’ rights, since otherwise the voting shareholders are making no material investment judgment and thus do not need the protection of the securities laws…. In In re Penn Central Securities Litigation, Penn Central effected a reverse triangular merger, interposing a holding company between shareholders and the operating company. The purpose of the transaction apparently was to facilitate the diversification of Penn Central into non-railroad business. When shareholders brought suit under Rule 10b-5 of the 1934 Act, alleging misstatements and nondisclosures in connection with the transaction, the lower and appellate courts both agreed that there was no sale of a security and thus no Rule 10b-5 claim. Both courts seemed to base their decisions on the immateriality of the changes involved. Structural changes alone, therefore, were insufficient to create a sale. (347 F. Supp. 1327 (E.D. Pa. 1972), aff'd, 494 F.2d 528 (3d Cir. 1974))” (Rutheford B. Campbell, Jr., Rule 145: Mergers, Acquisitions and Recapitalizations Under the Securities Act of 1933, 56 Fordham L. Rev. 277, 295-6 (1987), emphasis added. Available at: https://ir.lawnet.fordham.edu/flr/vol56/iss3/2.).

In our view, and as a result of the foregoing facts stated herein, the issuance of shares of Vector 21 Holdings, Inc. in the reorganization did not, under the circumstances, involve the offer or sale of a security within the guidance offered by the Commission in Section 203.02 of the Compliance and Disclosure Interpretations, or the meaning of Section 2(a)(3) of the Securities Act, and accordingly, such issuance need not be registered pursuant to Section 5 of the Securities Act.

In order to further allay concerns, we have added the following to “ITEM 10. “RECENT SALES OF UNREGISTERED SECURITIES” on page 41:

“The Company believes that the Reorganization, deemed effective on April 28, 2021, was not a transaction of the type described in subparagraph (a) of Rule 145 under the Securities Act of 1933 and the consummation of the Reorganization will not be deemed to involve an “offer”, “offer to sell”, “offer for sale” or “sale” within the meaning of Section 2(3) of the Securities Act of 1933. The Reorganization was consummated without the vote or consent of the Company’s stockholders as it is not required under DGCL Section 251(g). In addition, the provisions of DGCL Section 251(g) did not provide a stockholder of the Company with appraisal rights in connection with the Reorganization. The Company believes that in the absence of any right of any of the Company’s stockholders to vote with respect to the Reorganization or to insist that their shares be purchased for fair value, the Reorganization could not be deemed to involve an “offer” “offer to sell”; or “sale” within the meaning of Section 2(3) of the Securities Act of 1933.

However, if the Company’s belief is later determined to be incorrect, whereas the Company may have been required to register the transaction under Section 5 of the Securities Act, shareholders as a result may have a right of rescission under Section 12(a)(1) of the Securities Act. Those potential consequences may have a substantive impact on our liquidity now or at any future time. The SEC could initiate proceedings against the Company and any person that sold securities in violation of Section 5 of the 1933 Securities Act. Section 5 of the Securities Act of 1933 prohibits the sale or delivery of unregistered securities unless a registration statement is in effect as to a security.”

6 of 7

General

9.	Please reconcile your disclosure regarding the 50,000 shares of your common stock issued in 2021. In this regard, we note that page 22 and page 38 state that such shares were issued to the company's wholly owned subsidiary. However, the notes to the financial statements on pages F-26 and F-29 state that such shares were issued to the purchaser of MBF Ops., Inc. Please revise or advise as appropriate.

ANSWER: Please see edits on pages F-8, F-22, F-26, and F-29.

We hope these amendments meet with your satisfaction.

Sincerely,

/s/Christen Lambert

-------------------------------------------

Christen Lambert, Attorney at Law

7 of 7